February 17, 2009

Ms. Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

By Fax: 202-772-9368

Original follows by mail

Dear Ms. Nguyen Parker:

Re:	Banro Corporation
Amendment No. 2 to Annual Report on Form 40-F
for the Fiscal Year Ended December 31, 2007
Filed January 13, 2009
Response Letter Dated January 13, 2009
File No. 1-32399

On behalf of our client, Banro Corporation (“Banro”), a corporation incorporated under the laws of Canada, we respond as follows to your letter of February 9, 2009 (“SEC Comment Letter”) We have set forth Banro’s responses to the comment included in the SEC Comment Letter below.

Amendment No. 2 to Annual Report on Form 40-F for the Fiscal Year Ended December 31, 2007

Changes in Internal Controls Over Financial Reporting, page 2

1.         We note your that your revised disclosure no longer states that during the period covered by your annual report, no change occurred in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please advise us, on a supplemental basis, whether any such change occurred during your fiscal year ended December 31, 2007.

February 17, 2009

MANAGEMENT’S RESPONSE:

Banro confirms that no change occurred in their internal control over financial reporting that materially affected, or is reasonably likely to materially affect, Banro’s internal control over financial reporting during the fiscal year ended December 31, 2007.

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Closing Comments

We believe that this letter responds completely to your letter of February 9, 2009. Should you have any questions regarding this letter or the Amendment, please feel free to contact me at (206) 903-8815.

Yours truly,

/s/ Christopher J. Barry

________________________

Christopher J. Barry

cc: Michael Prinsloo, Chief Executive Office, Banro